H. Maurice Mitchell

(1925-2011)

John K. Baker

Sherry P. Bartley

Steve Bauman

R. T. Beard, III

C. Douglas Buford, Jr.

Burnie Burner[1]

Frederick K. Campbell[2]

Michelle H. Cauley

Charles B. Cliett, Jr.[3]

Ken Cook

Catherine M. Corless[4]

Elisabeth S. DeLargy[5]

Jill Grimsley Drewyor[6]

Doak Foster[2]

Byron Freeland

Karen P. Freeman[13]

Allan Gates[2]

Kathlyn Graves

Harold W. Hamlin

L. Kyle Heffley[9]

Anton L. Janik, Jr. [10]

M. Samuel Jones III

Tony Juneau

John Alan Lewis

Walter E. May

Bruce McCandless III[11]

Lance R. Miller

Stuart P. Miller

T. Ark Monroe, III[2]

Todd L. Newton

Marshall S. Ney

Jennifer R. Pierce

Christopher D. Plumlee

Lyn P. Pruitt

Christopher T. Rogers

J. Scott Schallhorn

Barry G. Skolnick[12]

Derrick W. Smith[2]

Stan D. Smith

Jeffrey L. Spillyards

Jeffrey Thomas[2]

Brian A. Vandiver

William H.L. Woodyard, III, P.A.

Walter G. Wright, Jr.

Tod Yeslow[7]

425 West Capitol Avenue, Suite 1800 Little Rock, Arkansas 72201-3525 Telephone 501-688-8800 Fax 501-688-8807

[9]Angela Artherton

Melissa Bandy

1K.C. Barner

Trav Baxter

Cory D. Childs

Craig R. Cockrell

Courtney C. Crouch, III

Alex T. Gray

Megan Hargraves

Ben D. Jackson

[14]Holly Lar

Christopher A. McNulty

Katie M. Papasan

Brian A. Pipkin

Kendra Pruitt

[7]Kathy Sharp

Bradford R. Shumpert

Zachary T. Steadman

Mary Catherine Way

Adrienne L. Woods

Ashley D. Younger

Counsel

Michele Allgood

Benjamin D. Brenner

Jason T. Browning

[7]Adria W. Conklin

Jane W. Duke

[15]George R. Ernst

[7]Martha McKenzie Hill

Margaret A. Johnston

Kevin Lemley

D. Nicole Lovell

[16]Julie M. Pomerantz

Clayborne S. Stone

Karen Whatley

Of Counsel

W. Christopher Barrier

Joseph W. Gelzine

Donald H. Henry

[14]Hermann Ivester

Anne S. Parker

[1]Larry Parks

John S. Selig

Marcella J. Taylor

Richard A. Williams

1 Only Admitted in Texas

2 Admitted in District of Columbia and Arkansas

3 Admitted in Arizona, Texas and Arkansas

4 Admitted in Tennessee and Arkansas

5 Admitted in Tennessee and Texas

6 Admitted in Oklahoma and Arkansas

7 Admitted in Texas and Arkansas

8 Admitted in Louisiana and Arkansas

9 Admitted in Missouri and Arkansas

WRITER'S DIRECT DIAL 501-688-8866 December 18, 2013

 10 Admitted in Colorado and Arkansas

11 Admitted in District of Columbia, New York, and Texas

12 Admitted in New York and Pennsylvania

13 Admitted in District of Columbia, Texas and Arkansas

14 Admitted in the U.S. Patent

and Trademark Office and Arkansas

15 Admitted in Pennsylvania and Arkansas

16 Admitted in Georgia and Texas

All Others Admitted Only in Arkansas

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc. Schedule TO-I Filed December 2, 2013 SEC File No. 5-39193

Dear Ms. Chalk:

The following is the response of P.A.M. Transportation Services, Inc. (“P.A.M.” or the “Company”) to the staff’s comments contained in your letter to Mr. C. Douglas Buford, Jr., dated December 2, 2013. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

Amendment No. 1 to the referenced Tender Offer Statement on Schedule TO has been transmitted via EDGAR on the date of this response letter. Where appropriate, the responses below refer to specific item numbers of Amendment No. 1.

Offer to Purchase – Conditions of the Tender Offer, page 10

1.	All offer conditions except those relating to regulatory conditions necessary to the consummation of the offer must be satisfied or waived as of the expiration of the offer, not some later time, such as the time of acceptance of tendered shares. The language

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.| Attorneys at Law
Arkansas • Texas • New York | MitchellWilliamsLaw.com

Ms. Christina Chalk

United States Securities and Exchange Commission

December 18, 2013

in the first paragraph of this section should be revised to avoid the implication that the listed offer conditions could survive the expiration of the offer. For example, the language in the parenthetical in the first paragraph here states that you will not be required to accept for payment or purchase any tendered shares “(whether any shares have theretofore been accepted for payment),” implying that you could assert an offer condition after acceptance of shares. Please revise.

Response: We have removed the referenced parenthetical and have further revised the referenced paragraph of the Offer to Purchase to address the staff’s comment. See Items 4 and 7 of Amendment No. 1.

2.	See our last comment above. The meaning of the word “completion” in the last paragraph of this section on page 12 should be clarified, consistent with our position that non-regulatory conditions to an offer may not survive the expiration of the offer.

Response: We have revised the referenced language to address the staff’s comment. See Items 4 and 7 of Amendment No. 1.

3.	Refer again to the disclosure in the last paragraph of this section on page 10. You state that you may waive any of the listed offer conditions “without providing any notice of waiver.” If you waive an offer condition, you must notify shareholders and provide them adequate time in the offer to react to such waiver. Please revise.

Response: We have removed the referenced language and have further revised the referenced paragraph of the Offer to Purchase to address the staff’s comment. See Items 4 and 7 of Amendment No. 1.

Source and Amount of Funds, page 12

4.	Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note your disclosure on page 13 that the use of funds to purchase tendered shares, which will come from cash, cash equivalents and short-term investments, will result in “reduced liquidity” for P.A.M. which could have certain adverse effects on the Company.

Response: The Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material to a shareholder’s decision whether to participate in the tender offer (the “Offer”) in light of the terms of the Offer and the Company’s overall financial condition. The Company notes that Item 10 of the Schedule TO requires the Company to furnish the financial information required by Item 1010(a) and (b) of Regulation M-

Ms. Christina Chalk

United States Securities and Exchange Commission

December 18, 2013

A, if material. Instruction 2 to Item 10 of the Schedule TO provides that, “Financial statements are not considered material when: (a) The consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the [Securities Exchange Act of 1934 (the “Exchange Act”)] that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class” (emphasis in original). In the Company’s case, the consideration offered by the Company for the tendered shares consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR. Therefore, the Company’s financial statements are not considered material for purposes of Item 10. In addition, the Company notes that the Offer is not a two-tier transaction, as described in Instructions 2 and 5 to Item 10, for which financial information otherwise may be required.

As disclosed on page 12 of the Company’s Offer to Purchase, dated December 2, 2013 (the “Offer to Purchase”), assuming that all 600,000 shares are purchased in the Offer at the maximum price of $21.00 per share, the aggregate purchase price paid by the Company will be approximately $12.6 million. The Company’s total assets as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, were approximately $329.7 million. The maximum aggregate purchase price for the shares to be purchased in the Offer represents only approximately 3.8% of the Company’s assets. Moreover, the Company’s available cash, cash equivalents and short-term investments further support the conclusion that pro forma financial information would not be material to a shareholder’s decision to participate in the Offer. For example, the Company holds marketable equity securities of approximately $19.4 million as of September 30, 2013. In addition, the Company generated approximately $306.3 million in revenue from operations and $36.0 million in net cash flow from operations for the nine months ended September 30, 2013. Accordingly, the Company does not believe that the pro forma presentation of the repurchase of the shares pursuant to the Offer would be material to the Company’s shareholders in deciding whether to participate in the Offer.

Notwithstanding the Company’s determination that pro forma financial information is not material, the referenced disclosure on page 13 of the Offer to Purchase was included to disclose certain potential risks that could result from a reduction in the Company’s liquidity associated with the purchase of the tendered shares. In light of the staff’s comment and the Company’s belief that its available financial resources after completion of the Offer will be adequate to meet its working capital requirements, fund capital expenditures and engage in strategic activities, we have revised the disclosure to remove this risk factor statement. See Item 7 of Amendment No. 1.

Ms. Christina Chalk

United States Securities and Exchange Commission

December 18, 2013

Acknowledgments

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please contact me by telephone at (501) 688-8866 or by facsimile at (501) 918-7866.

Sincerely,

mitchell, williams, selig,

gates & woodyard, p.l.l.c.

/s/ C. Douglas Buford, Jr.

By

C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. Allen West, Chief Financial Officer P.A.M. Transportation Services, Inc.